FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED CAPITAL PUBLICLY LISTED COMPANY
CORPORATE TAXPAYERS’ ENROLLMENT NUMBER 47.508.411/0001 -56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON APRIL 30, 2008

DATE, TIME, and VENUE: Held on April 30, 2008 at 6:00 PM, at the Company’s head office at Avenida Brigadeiro Luiz Antônio, no. 3142, in the City of São Paulo, State of São Paulo.

THE PRESIDING BOARD: President: Abílio dos Santos Diniz; Secretary: Marise Rieger Salzano.

CALL NOTICE and ATTENDANCE: The call notice was waived pursuant to § 2, article 15 of the Company’s Bylaws, by virtue of the attendance of all of the Board of Directors’ members.

AGENDA: (i) Election of the Company’s Executive Officers with their specific titles; (ii) Determination of the attributions of each of the Company’s Executive Officers;

RESOLUTIONS: To begin the meeting, the Board of Directors’ members examined the items contained in the agenda and unanimously resolved:

(i) pursuant to Article 20 of the Company’s Bylaws, to elect the Company’s Executive Officers for a three-year term of office and to determine their specific titles, and the following were elected – as President: Cláudio Eugênio Stiller Galeazzi, a Brazilian citizen, married, accountant, bearer of identification card RG 2.312.869 SSP/SP, enrolled in the individual taxpayers’ registry under number 381.876.128 -00, resident in the Capital City of the State of São Paulo, with business address at Avenida Brigadeiro Luiz Antônio, 3172; as Administrative and Financial Vice President: Enéas César Pestana Neto, a Brazilian citizen, married, accountant, bearer of identification card RG 11.383.698 -3 SSP/SP, enrolled in the individual taxpayers’ registry under number 023.327.978 -40, resident in the Capital City of the State of São Paulo, with business address at Avenida Brigadeiro Luiz Antônio no. 3172;

as Commercial and Operating Vice President: José Roberto Coimbra Tambasco, a Brazilian citizen, divorced, business administrator, bearer of identification card RG no. 7.659.908 SSP/SP, enrolled in the individual taxpayers’ registry under number 966.121.508 -15, resident in the Capital City of the State of São Paulo, with business address at Avenida Brigadeiro Luiz Antônio, no. 3172; as Supply Chain and Information Technology Vice President: Hugo Antônio Jordão Bethlem, a Brazilian citizen, married, business administrator, bearer of identification card RG 99793489 SSP, enrolled in the individual taxpayers’ registry under number 012.204.568 -88, resident in the Capital City of the State of São Paulo, with business address at Avenida Brigadeiro Luiz Antônio, no. 3172; as Investments and Construction Officer: Caio Racy Mattar, a Brazilian citizen, married, civil engineer, bearer of identification card RG 5.396.320 SSP/SP, enrolled in the individual taxpayers’ registry under number 034.118.768 -24, resident in the Capital City of the State of São Paulo, with business address at Avenida Brigadeiro Luiz Antônio, no. 3172; as Hypermarkets Operating Officer: Sylvia de Souza Leão Wanderley, a Brazilian citizen, divorced, business administrator, bearer of identification card RG 05846104-7, enrolled in the individual taxpayers’ registry under number 731,199,977-49, resident in the Capital City of the State of São Paulo, with business address at Avenida Brigadeiro Luiz Antônio, no. 3172; as Commercial Operating Regional Officer: Jorge Fernando Herzog, a Brazilian citizen, married, businessman, bearer of identification card RG 2480250, enrolled in the individual taxpayers’ registry under number 740.828.417 -68, resident in the Capital City of the State of São Paulo, with business address at Avenida Brigadeiro Luiz Antônio, no. 3172; as Commercial Officer: Antônio Ramatis Fernandes Rodrigues, a Brazilian citizen, married, engineer, bearer of identification card no. 8.589.254 -3 SSP/SP, enrolled in the individual taxpayers’ registry under number 050.781.388 -03, resident in the Capital City of the State of São Paulo, with business address at Avenida Brigadeiro Luiz Antônio, no. 3172; as Investor Relations Officer:: Daniela Sabbag, a Brazilian citizen, divorced, business administrator, bearer of identification card RG 23.508.281 -8 SSP/SP, enrolled in the individual taxpayers’ registry under number 262.945.628 -56, resident in the Capital City of the State of São Paulo, with business address at Avenida Brigadeiro Luiz Antônio, no. 3172.

The remaining executive offices will remain vacant. The Executive Officers hereby elected represent under the sanctions of law that they have not been qualified in any of the crimes provided for by law likely to bar them from the exercise of any business activity, and are aware of the provisions of article 147 of Law no. 6404/76. The Executive Officers will be invested in their offices by signing the respective Investiture Instrument recorded in the specific book. The President explained that the Executive Officers hereby elected and who retain their status of Company employees may waive their compensation of Executive Officers and opt for their salary-based compensation.

(ii) Pursuant to paragraph 1, Article 21 of the Company’s Bylaws, to determine the specific attributions for each of the Company’s Executive Officers, in addition to those provided for in the Bylaws: (1) Administrative and Financial Vice President: (a) to coordinate, manage, direct, and supervise all of the operations, legal, accounting, financial, controller’s, and Shared Services Center’s (CSC) activities; (b) to manage the Company’s cash equivalents and investments, as well as to represent the Company in its relationship with financial institutions; and (c) to prepare the annual budget and the budget for the next three fiscal years; (2) Commercial and Operating Vice President: (a) to coordinate, supervise, manage, and direct the Operating areas, involving all of the Company’s stores, and Commercial and Marketing areas; (b) to coordinate the submission of proposals for the expansion or improvement in the Company’s Supermarket and Hypermarket network; (c) to define and provide guidance for the implementation of the store division’s strategies and tactics, involving Operating and Marketing; (d) to define and provide guidance for the Company’s negotiating policies and standards; (e) to define strategies in connection with sales targets, competitiveness policies, operating and pricing strategies; (f) to define and submit for examination and approval by the President, investment plans for the Company’s store brand names; (3) Supply Chain and Information Technology Vice President; (a) responsibility for the entire operations of the Company’s supply chain; (b) responsibility for defining the logistics strategy with infra-structure optimization; (c) responsibility for results by the Supply Chain with a view to leveraging retail performance; (d) responsibility for adapting logistics performance to specific formats; (e) responsibility for aligning international trade with Company strategies; (f) responsibility for the entire operations of Information Technology and the IT Master Plan; (g) responsibility for performance assurance in the Prevention and Losses area; (h) responsibility for coordinating and developing new business such as Drugstores and Service Stations; (i) responsibility for developing the Business Center area; (4) Investments and Construction Officer: (a) to prepare and propose for approval the Company’s investment plans and programs, and development and new business programs, managing and directing them on their implementation; (b) to plan, coordinate, manage, direct, and supervise all of the Company’s projects and civil works; and (c) to coordinate, manage, and supervise the Company’s assets; (5) Hypermarket Operating Officer: (a) to coordinate, supervise, and manage the Company’s hypermarket operations; (b) to submit proposals for the expansion or improvement in the Company’s Supermarket and Hypermarket network; (c) to provide guidance for the implementation of strategies and to define operating tactics for the store network; (d) to define and provide guidance for the development of defined policies and standards for sales in the store network; (e) to define and provide guidance for the development of customer service policies, including pricing, offerings, and campaigns; (f) to assure compliance with policies and strategies in connection with sales targets, competitiveness policies, operating and pricing strategies;

(g) to maintain an information flow among the Company’s Commercial, Supply Chain, and Executive Officers; and (h) to ensure security to staff members, customers, and Company facilities; (6) Commercial and Operating Regional Officer: (a) responsibility for implementing the store brand name strategy and Regional performance ; (b) to prepare and propose Regional strategies for approval by the Vice President’s Office; (c) to assure the performance / implementation of Regional strategies; (d) to coordinate, supervise, and provide guidance for the regional administrative, operating, and commercial areas; and (e) to define the guidelines to prepare a proposal for Regional assortment based on the store brand name proposal; (7) Commercial Officer: (a) to coordinate and supervise the procedures for the purchase of goods; (b) to submit proposals on commercial policies and on new product or business lines, including a product mix, in addition to the pricing policy to be adopted; (c) to hold business discussions with importers and new suppliers, seeking out alternatives and providing technical support for their development; (d) to define a purchase policy for goods; (e) to contribute towards the maximization of commercial management performance in order to ensure competitiveness; (f) to enter into agreements and contracts with suppliers in order to obtain better margins and bonuses; and (g) to contribute towards the maximization of sales; (8) Investor Relations Officer: to coordinate, manage, direct, and supervise the Company’s market relations responsibilities, as well as to represent the latter before CVM - Comissão de Valores Mobiliários, the Securities and Exchange Commission, shareholders, investors, the Stock Market, Banco Central do Brasil, and all other bodies in connection with the activities carried out in the capital market;

(iii) (a) to appoint the Executive Officers Enéas César Pestana Neto or José Roberto Coimbra Tambasco or Caio Racy Mattar or Hugo Antonio Jordão Bethlem, jointly with any other Executive Officer to represent the Company in the empowerment of powers-of-attorneys pursuant to § 1, Article 26 of the Company’s Bylaws; (b) to appoint the Executive Officers Enéas César Pestana Neto or José Roberto Coimbra Tambasco or Caio Racy Mattar or Hugo Antonio Jordão Bethlem, always jointly with the President to represent the Company in all actions which involve the acquisition, encumbrance, or disposal of assets, including real property, as well as the empowerment of powers-of-attorneys for such purposes, pursuant to § 2, Article 26 of the Company’s Bylaws; and (c) to appoint the Executive Officers Enéas César Pestana Neto or José Roberto Coimbra Tambasco or Caio Racy Mattar or Hugo Antonio Jordão Bethlem, jointly with any other Executive Officer to represent the Company in any management actions, pursuant to § 3, “a” and “b”, Article 26 of the Company’s Bylaws;

APPROVAL and SIGNING of the MINUTES: There being no other business to discuss, the meeting was adjourned in order to prepare these minutes. On resuming the meeting, these minutes were read, approved, and signed by all those in attendance. São Paulo, April 30, 2008. President – Abílio dos Santos Diniz; Secretary: Marise Rieger Salzano. Signatures: Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Francis André Mauger, Michel Alain Maurice Favre, Jacques-Edouard Marie Charret, Candido Botelho Bracher, Fábio Schvartsman, Maria Silvia Bastos Marques, and Guilherme Affonso Ferreira.

This is a true copy of the original

Marise Rieger Salzano
Secretary

Maria Lúcia de Araújo
Brazilian Bar Association / São Paulo Chapter No. 189.868

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 30, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.